

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 25, 2024

Ryan Hummer
Chief Executive Officer
NCS Multistage Holdings, Inc.
19350 State Highway 249, Suite 600
Houston, TX 77070

>   **Re: NCS Multistage Holdings, Inc.**
>   **Registration Statement on Form S-3**
>   **Filed July 19, 2024**
>   **File No. 333-280910**

Dear Ryan Hummer:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Michael Purcell at 202-551-5351 with any questions.

                                    Sincerely,

                                    Division of Corporation Finance
                                    Office of Energy & Transportation

cc: Alexander Lynch